UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Dropbox, Inc.

(Name of Issuer)

Class A common stock, par value $0.00001 per share

(Title of Class of Securities)

26210C 10 4

(CUSIP Number)

March 27, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 26210C 10 4	13G	Page 1 of 7

1.	NAMES OF REPORTING PERSONS salesforce.com, inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒[1]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,938,567[2]
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,938,567[2]

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,938,5672[2]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.310%[3]
12.	TYPE OF REPORTING PERSON HC, CO

[1]	This Schedule 13G is filed by salesforce.com, inc. (“Salesforce”) and Marc R. Benioff (together, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
[2]	Consists of 4,761,905 shares of the Issuer’s Class A common stock and 176,662 shares of the Issuer’s Class B common stock held by Salesforce. Mr. Benioff is the Chairman of the Board and Chief Executive Officer of Salesforce. By virtue of this relationship, Mr. Benioff may be deemed to share beneficial ownership of the shares of Class A common stock and Class B common stock of the Issuer held by Salesforce. Mr. Benioff disclaims beneficial ownership of the shares.
[3]	The percentage is calculated based upon 67,562,820 outstanding Class A common shares, comprised of (i) 67,312,486 outstanding Class A common shares (including 14,733,333 Class A common shares subject to restricted stock awards) reported in the Issuer’s Prospectus Supplement filed under Rule 424(b)(4), filed with the Securities and Exchange Commission on March 23, 2018 relating to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-223182), (ii) 176,662 Class B common shares (on an as-converted basis) held by Salesforce and (iii) 73,672 Class B common shares (on an as-converted basis) held by Mr. Benioff. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to ten votes per share and is convertible at any time into one share of Class A common stock.

CUSIP No. 26210C 10 4	13G	Page 2 of 7

1.	NAMES OF REPORTING PERSONS Marc R. Benioff
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒[1]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 73,672[2]
	6.	SHARED VOTING POWER 4,938,567[3]
	7.	SOLE DISPOSITIVE POWER 73,672[2]
	8.	SHARED DISPOSITIVE POWER 4,938,567[3]

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,012,239[2]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.419%[4]
12.	TYPE OF REPORTING PERSON IN

[1]	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
[2]	Consists entirely of shares of the Issuer’s Class B common stock held by The Marc R. Benioff Revocable Trust U/A/D 12/3/04. Each share of Class B common stock is entitled to ten votes per share and is convertible at any time into one share of Class A common stock. Mr. Benioff’s interest represents less than 1% of the outstanding equity interests of the Issuer. Mr. Benioff disclaims beneficial ownership of the Issuer’s Class A common stock and Class B common stock held by Salesforce.
[3]	Consists of 4,761,905 shares of the Issuer’s Class A common stock and 176,662 shares of the Issuer’s Class B common stock held by Salesforce. Mr. Benioff is the Chairman of the Board and Chief Executive Officer of Salesforce. By virtue of this relationship, Mr. Benioff may be deemed to share beneficial ownership of the shares of Class A common stock and Class B common stock of the Issuer held by Salesforce. Mr. Benioff disclaims beneficial ownership of the shares.
[4]	The percentage is calculated based upon 67,562,820 outstanding Class A common shares, comprised of (i) 67,312,486 outstanding Class A common shares (including 14,733,333 Class A common shares subject to restricted stock awards) reported in the Issuer’s Prospectus Supplement filed under Rule 424(b)(4), filed with the Securities and Exchange Commission on March 23, 2018 relating to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-223182), (ii) 176,662 Class B common shares (on an as-converted basis) held by Salesforce and (iii) 73,672 Class B common shares (on an as-converted basis) held by Mr. Benioff. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to ten votes per share and is convertible at any time into one share of Class A common stock.

CUSIP No. 26210C 10 4	13G	Page 3 of 7

Item 1(a).	Name of Issuer:

Dropbox, Inc., a Delaware corporation (“Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

333 Brannan Street

San Francisco, CA 94107

Item 2(a).	Name of Person Filing:

This Schedule 13G is filed jointly by:

(1) salesforce.com, inc. (“Salesforce”)

(2) Marc R. Benioff

Item 2(b).	Address of Principal Business Office or, if None, Residence:

(1) The principal business address of Salesforce is 1 Market Street, Suite 300, San Francisco, CA 94105.

(2) The principal business address of Mr. Marc R. Benioff is 1 Market Street, Suite 300, San Francisco, CA 94105.

Item 2(c).	Citizenship:

(1) Salesforce is a Delaware limited liability company.

(2) Mr. Marc R. Benioff is a United States citizen.

Item 2(d).	Title of Class of Securities:

Class A common stock, par value $0.00001

Item 2(e).	CUSIP Number:

26210C 10 4

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

CUSIP No. 26210C 10 4	13G	Page 4 of 7

(j)	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 5,012,239

Salesforce is the beneficial owner of 4,761,905 shares of Class A common stock and 176,662 shares of Class B common stock; and

Mr. Marc R. Benioff is the beneficial owner of 4,761,905 shares of Class A common stock and 250,334 shares of Class B common stock.

(b)	Percent of class: 7.419%[1]

Salesforce is the beneficial owner of 7.310% of the outstanding shares of common stock; and

Mr. Marc R. Benioff is the beneficial owner of 7.419% of the outstanding shares of common stock.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

Salesforce has the sole power to vote or to direct the vote over 0 shares of Class A common stock and 0 shares of Class B common stock; and

Mr. Marc R. Benioff has the sole power to vote or to direct the vote over 0 shares of Class A common stock and 73,672 shares of Class B common stock.

(ii)	Shared power to vote or to direct the vote:

Salesforce has the shared power to vote or to direct the vote over 4,761,905 shares of Class A common stock and 176,662 shares of Class B common stock; and

Mr. Marc R. Benioff has the shared power to vote or to direct the vote over 4,761,905 shares of Class A common stock and 176,662 shares of Class B common stock.

(iii)	Sole power to dispose or to direct the disposition of:

Salesforce has the sole power to dispose or to direct the disposition of 0 shares of Class A common stock and 0 shares of Class B common stock; and

Mr. Marc R. Benioff has the sole power to dispose or to direct the disposition of 0 shares of Class A common stock and 73,672 shares of Class B common stock.

[1]	The percentage is calculated based upon 67,562,820 outstanding Class A common shares, comprised of (i) 67,312,486 outstanding Class A common shares (including 14,733,333 Class A common shares subject to restricted stock awards) reported in the Issuer’s Prospectus Supplement filed under Rule 424(b)(4), filed with the Securities and Exchange Commission on March 23, 2018 relating to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-223182), (ii) 176,662 Class B common shares (on an as-converted basis) held by Salesforce and (iii) 73,672 Class B common shares (on an as-converted basis) held by Mr. Benioff. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to ten votes per share and is convertible at any time into one share of Class A common stock.

CUSIP No. 26210C 10 4	13G	Page 5 of 7

(iv)	Shared power to dispose or to direct the disposition of:

Salesforce has the shared power to dispose or to direct the disposition of 4,761,905 shares of Class A common stock and 176,662 shares of Class B common stock; and

Mr. Marc R. Benioff has the shared power to dispose or to direct the disposition of 4,761,905 shares of Class A common stock and 176,662 shares of Class B common stock.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Salesforce Ventures LLC, a Delaware limited liability company and a wholly owned subsidiary of Salesforce, is the record owner of 4,761,905 shares of Class A common stock and 176,662 shares of Class B common stock beneficially owned by Salesforce.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 26210C 10 4	13G	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

SALESFORCE.COM, INC.

/s/ Amy Weaver	March 30, 2018
Amy Weaver
President, Legal, General Counsel and Secretary

MARC R. BENIOFF

/s/ Scott Siamas	March 30, 2018
Attorney-in-fact for Marc R. Benioff

CUSIP No. 26210C 10 4	13G	Page 7 of 7

Exhibit No.	Description

24.1	Power-of-Attorney granted by Marc R. Benioff, dated March 30, 2018.